U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One):
         [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR
             For Period Ended:       June 30, 1999
         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR
              For the Transition Period Ended:



Part I---Registrant Information


         Full Name of Registrant
                  TELS Corporation

         Address of Principal Executive Office (Street and Number)
                  705 East Main Street

         City, State and Zip Code
                  American Fork, UT 84003

         File Number
                  0-12993


Part II---Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, or portion thereof, will be filed on or before the fifteenth calendar day following prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III---Narrative

Due to a delay in completing  quarter-end financial statements,  the form 10-QSB
for  the  quarter  ending  June  30,  1999,  could  not  be  completed   without
unreasonable effort or expense.



Part IV---Other Information

(1) Name and telephone number of person to contact in regard to this notification

        Stephen M. Nelson             (801)                 756-9606  ext. 3302
        (Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                TELS Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date       August 16, 1999           By     ______________________________
                                                   Stephen M. Nelson
                                                   President